December 17, 2009
Via EDGAR and Facsimile
Mr. Matthew Crispino
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 6010
100 F Street, NE
Washington, DC 20549

Re:	JDA Software Group, Inc. Registration Statement on Form S-4 File No. 333-163215
Dear Mr. Crispino:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, JDA Software Group, Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4, as amended by Amendment No. 1 thereto, so that it will become effective at 3 p.m., Mountain time (5:00 p.m. Eastern time) on December 21, 2009 or as soon thereafter as is practicable.
     The Registrant hereby acknowledges the following: (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, JDA Software Group, Inc.
By:	/s/ G. Michael Bridge
G. Michael Bridge
Senior Vice President, General Counsel and Corporate Secretary